SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 1)*

Axos Financial, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

05465C100

(CUSIP Number)

Mr. Eugene Leydiker Hankey Group 4751 Wilshire Blvd., Suite 110 Los Angeles, CA 90010 (323) 692-4026

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 27, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 4 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 05465C100	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS Don R. Hankey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,826,576
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,826,576
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,826,576
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.71%
14	TYPE OF REPORTING PERSON IN

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to Schedule 13D amends the Schedule 13D filed by Don R. Hankey on November 14, 2012 (the “Schedule 13D”) with respect to the common stock of AXOS Financial, Inc., (formerly Bofi Holding Inc., the “Company” or “AXOS”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds.

Item 3 of the Schedule 13D is hereby amended by adding the following:

HFC Acceptance, LLC (“HFCA”), of which Mr. Hankey is the sole manager acquired an aggregate of 95,082 shares of the Company’s common stock for an aggregate purchase price of $3,824,239.84, which was funded through HFCA’s available cash.

The Don Hankey Trust, of which Mr. Hankey is the sole trustee, purchased an aggregate of 126,000 shares of the Company’s common stock for an aggregate purchase price of $4,357,601.73, which was funded through the Don Hankey Trust’s available cash.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), 5(b), 5(c), and 5(e) of Schedule 13D are hereby amended and restated in their entirety to read as follows:

(a)	Number of shares: 2,826,576

Percentage beneficial ownership: 4.71%

Percentage beneficial ownership reported herein reflects 59,984,909 shares of common stock outstanding, as disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2023.

(b)	Mr. Hankey, has, through the entities that he controls, sole voting and sole dispositive power over the shares that he beneficially owns. The shares reported herein as being beneficially owned by Mr. Hankey are held directly through KIC, Knight Specialty Insurance Company, the Don Hankey Trust, Hankey IRA, Westlake, ESOP, HIC and HFCA.

(c)	Within the past 60 days, the Don Hankey Trust purchased 15,000 shares of the Company’s common stock. All of such shares were purchased on September 20, 2023 for $39.70667 per share in open market transactions on the New York Stock Exchange in the ordinary course.

(e)	As of December 28, 2020, the reporting person ceased to beneficially own more than five percent of the Company’s common stock, par value $0.01 per share.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2023

By:	Don R. Hankey

By:	/s/ Don R. Hankey